Ocho Investments LLC
1401 Lavaca Street
Unit 40912
Austin, TX 78701

March 20, 2025

Independent Directors of
Digimarc Corporation

Re: Review of the present CEO's performance and proposed next steps

Dear Independent Directors of the Board:

Ocho Investments LLC ("Ocho"), the investing entity of which I am the sole member, has been a sizable shareholder of Digimarc Corporation ("Digimarc", "DMRC", or "the Company") since late 2020. Recently, Ocho increased its position and currently owns 1,100,000 shares, which represent 5.1% of the Company.

I am writing to express my concern that Digimarc's Board has not addressed many critical challenges faced by the Company, including:

- Digimarc's poor operating performance
    - Flat revenue per share, declining Net ARR, a diminishing cash balance, and the need to slash investments in the business (see points 1-3 on pages 3-5)
- The CEO's misleading public statements
    - Which have resulted in securities class action lawsuits and the loss of credibility with investors (see point 4 on pages 5-7)
- Poor stock price performance and destruction of shareholder value
    - During CEO Riley McCormack's nearly four-year tenure, Digimarc's stock price is down 51%, while the Nasdaq is up 28% (see pages 2-3)

<u>My goal is to have a constructive dialogue directly with Digimarc's Board, with the aim of doing what is in the best interests of the Company, its shareholders, and employees</u>. Shortly before crossing the 5% ownership threshold, a meeting was arranged with the Board chair so we could have a private discussion without any public disclosure requirements. <u>That meeting was inexplicably canceled</u> without any possibility of rescheduling. The Board's unwillingness to engage directly with a large shareholder is troubling, particularly given Digimarc's recent poor results and a corresponding 70% stock

price decline since early this year. In light of this alarming series of events, I am writing my first public letter to a Board in over 30 years of investing.

Digimarc has the hallmarks of a generational investment opportunity: a compelling value proposition for customers, large potential end markets, and a scalable business model. The Company's product digitization technology can meaningfully improve a wide and growing range of industries, which would create enormous value for Digimarc's shareholders. A business with such an open-ended growth story deserves an experienced CEO with proven success in tech product, go-to-market, and sales.

Regrettably, Digimarc's present CEO has failed to demonstrate those skills during his nearly four-year tenure, and, as detailed in this letter, the Company's stock price and many key metrics have only deteriorated. When reading the facts and figures in the following pages, my request is for the Company's independent directors to a) review the facts objectively with a clean slate, and b) be open to the sobering realizations that will allow Digimarc to achieve its full potential.

After a detailed review of Digimarc's financial results and communications over the past four years, as well as the current state of the Company, I strongly encourage the Board to:

1) **Conduct a search for an experienced CEO who can achieve Digimarc's potential and create significant shareholder value, and**
2) **Appoint an additional director to represent the independent shareholders as outlined on pages 8-9.**

DIGIMARC'S LOST OPPORTUNITY

Digimarc's promising technology offers the potential to create enormous value for customers, employees, shareholders, and the world. Unfortunately, the Company has not delivered on its growth prospects, and management has lost credibility by failing to be transparent with investors. In the almost four years since Mr. McCormack abruptly became CEO, Digimarc's share price is down 51%, which compares to a 28% gain in the Nasdaq Composite Index. This gap has been extremely costly for investors. Had the Company's stock just matched the index, Digimarc's share price would be $37.08, or 2.6x the current price.

Exhibit 1: The Steep Cost of Digimarc's Present CEO

	4/12/21	3/19/25	% change
Nasdaq Composite	13,850.00	17,750.79	28%
DMRC stock price	$28.93	$14.27	-51%
DMRC if performance = Nasdaq		$37.08	28%

COMMUNICATION VERSUS RESULTS

There is a recurring discrepancy between the present CEO's communications on investor conference calls and Digimarc's reported financial results. I reviewed the 17 investor conference calls that Mr. McCormack has hosted and compared his statements to the actual results. This proved to be a case of "once you see the truth, you can no longer unsee it." The following sections outline several examples of this increasingly concerning discontinuity.

1. Zero Growth in Quarterly Revenue per Share from 1q21 to 4q24

Communication:
*"So with the opportunity we have ahead of us with the uniqueness of our product set with the mind share that we have, we expect multiple years of very high enduring revenue growth… when I say enduring, I mean, multiple years, very high growth, very high margin."
– Riley McCormack, 5/12/22*

Exhibit 2: Digimarc's Quarterly Revenue Per Share

	1q21	4q24	CAGR
Quarterly rev per share	$0.396	$0.402	0.4%
If kept large cmrcl contract	$0.396	$0.469	4.6%

Results:
- Quarterly revenue per share has been flat in the 15 quarters under the present CEO's leadership, having been roughly $0.40 in 1q21 and $0.40 again in 4q24
- The dilutive effects of two capital raises and an acquisition have increased Digimarc's share count to almost exactly offset the increase in revenue
- Even if the large commercial contract that expired in June 2024 had continued, Digimarc's quarterly revenue per share would have grown at a CAGR of only 4.6% over the past four years (far below investors' expectations for a stock that, in January 2025, was trading at 27x trailing revenue)

- The past four years of disappointing results at Digimarc can be summarized as follows: despite roughly tripling its number of addressable end markets, years of hard work and effort by the broader team, 17 optimistic investor conference calls, and burning approximately $120 million in cash, the Company has generated no growth in quarterly revenue per share

2. Declining Net ARR

Communication:
"Ultimately, it is results that matter. Ultimately, <u>it is results that determine the worth of a management team for sure and also eventually a company. It is the final and only metric by which a team and the company is rated</u>." – Riley McCormack on 4/12/21

Exhibit 3: Actual vs Estimated Net ARR

	3q23	4q24	vs 3q23
Actual results	$19.6	$16.3	-17%
Needham est (as of 6/24)		$32.0	63%

Note: Net ARR = reported ARR less known customer losses ($ in millions)

Results:
- Digimarc began reporting ARR in 3q23, and most investors would agree it is the most important financial metric in determining the Company's value
- Since Digimarc first reported this metric, <u>Net ARR has declined by a disturbing 17%</u>
- As of June 2024, <u>Digimarc's</u> most prominent sell side analyst expected the Company to grow Net ARR to $32M, up 63% from five quarters earlier
  - Only 6 months later, <u>the actual result was roughly half of this estimate</u>

3. Deteriorating Financial Picture Forces Underinvestment

Communication:
"<u>Every single CEO is an interim CEO</u>, holding the position until it's time for someone else to take the title... <u>All I care about is this company's unbridled and complete success</u>. That should inform how I view many, many aspects of this business, chief among them, <u>who has the title of CEO?</u>" – Riley McCormack on 4/12/21

Exhibit 4: Deteriorating Cash Position and Investment in the Business

	Dec-20	Dec-22	Dec-24	Today (est)	vs Dec-20
Cash ($ in millions)	$77.7	$52.5	$28.7	$21.7	-72%
Number of employees:					
Sales, marketing, ops	78	101	70	70	-10%
R&D, engineering	86	133	109	29	-66%
Finance, admin, IT	39	43	36	26	-33%
Total Employees	203	277	215	125	-38%

Results:
- Digimarc's lack of revenue growth and considerable operating losses have steadily eroded its cash balance to its lowest level in over a decade
  - The current cash balance of $21.7M (net of estimated reorganization costs and 1q25 cash flow) is down roughly 70% since the present CEO was hired
- While it always makes sense to cut unnecessary costs, a reduction of 66% of R&D and engineering headcount is detrimental to a business that is still establishing product-market fit in so many industries and whose shareholders would enjoy potentially huge rewards for doing so
  - On Digimarc's most recent investor conference call, management said, "Most of the position reductions were in... R&D, product and engineering"
  - Given the growth outlook that management has communicated, the Company would ideally be finding ways to invest in the business to stimulate long-term growth
  - Instead, years of mismanagement and a dearth of revenue growth have rendered Digimarc incapable of continuing to invest at a level commensurate with its growth opportunities
- To replenish its cash balance (at the current stock price) Digimarc would be forced to issue (at least) 3 million additional shares, which would cause the Company's quarterly revenue per share to be only $0.35, or 13% lower than 1q21 (in reality, if the Company were to raise more capital, it would almost certainly be at a material discount to the current share price, causing even greater dilution)

4. Loss of Credibility and Investors' Trust

Communication:
"There are plenty of ways to lose investors' trust and goodwill, but only one way to earn them... I covenant to all of you, we'll be honest and transparent, good, bad and ugly,

because it's the right thing to do and the only fair way to treat the owners of our company."
– Riley McCormack on 4/12/21

Results:
- Perhaps the only area where a CEO has 100% control is the honesty and transparency (or lack thereof) with which he or she communicates
- Digimarc's present CEO has confused the market by obscuring investor communications, over-promising and under-delivering on potential new sources of revenue, and failing to disclose material information to investors
- A glaring example of this was Mr. McCormack's recent decision to conceal the loss of the Company's largest commercial customer for 4.5 months; as outlined below, this was **a clear case of securities fraud** that has exposed Digimarc to securities class action lawsuits
- The resulting loss of credibility and investors' trust has severely impacted the Company's stock price, which <u>will remain "in the penalty box" as long as Mr. McCormack remains CEO</u>

On August 13, 2024, Digimarc hosted its 2q24 conference call, during which the Company failed to address the expiration of its largest commercial contract:
- Mr. McCormack's comments about the contract on that call were focused on positive interpretations of his perceived progress on this large commercial contract
- This contract accounted for $5.8M of ARR as of June 30, 2024, which was reported publicly on August 13, 2024 (even though, as Digimarc's 2024 10-K revealed when published in February 2025, the contract had expired in June 2024)
- Therefore, at the time of the 2q24 earnings call, Mr. McCormack was aware the contract had expired and Digimarc <u>had not been recognizing any revenue from this contract for the prior six-plus weeks</u>
- ARR informs investors of the Company's recurring revenue, which provides a snapshot of the current "run rate"; it was misleading to include a large commercial contract in the ARR calculation as of June 30, 2024 (even though it expired on that same day) and to discuss the potential positives of the contract on the 2q24 earnings call (while not disclosing its expiration six weeks earlier)
- A senior partner at one of the country's most recognized law firms evaluated this series of events and quickly described it as <u>"self-evident"</u> that the positive statements about the contract on the 2q24 conference call made the failure to disclose the expiration of the contract a "material omission", and Digimarc will be

"hard-pressed to disprove" that this is a **clear case of securities fraud by Mr. McCormack**.

- o He also noted this is not just one attorney's view, considering the litigation docket against the Company and the market's reaction when the expiration and non-renewal of the contract was actually disclosed

OTHER COMPLICATING FACTORS

There are two other notable factors that indicate Mr. McCormack is not the best CEO for Digimarc:

- *Conflict of Interest*. The recent decision to partner with Goldman Sachs to explore "a full range of potential options, up to and including going private" raises at least two possibilities that do not support Mr. McCormack's continuing as CEO: a) if Mr. McCormack is sincerely contemplating taking Digimarc private, then there is <u>a major conflict of interest</u> between him (wanting to pay the lowest possible price) and the Company's external shareholders (who would want to maximize their value), or b) if this was mostly an attempt to prop up the stock price (some investors have wondered if the Company <u>did not actually retain an investment bank to genuinely explore strategic alternatives</u>) then it is yet another blow to Mr. McCormack's credibility and loss of investors' trust (the market appears partial to this scenario, based on the collapse in Digimarc's stock price)
- *Micromanaging and Confusing Communications*. My conversations with former employees have revealed Mr. McCormack's leadership style to include <u>unproductively micromanaging people and projects, confusing communication to employees and potential customers, an absence of a clear and coherent vision, and the lack of a consistent strategic focus</u>; given the wide range of potential use cases for Digimarc's technology, it is essential that the Company's CEO is able to delegate, communicate clearly, focus on the highest potential projects, and align people around a consistent vision

THE CEO POSITION AT DIGIMARC IS PIVOTAL

Given the magnitude of Digimarc's opportunity relative to the current state of the Company, <u>stakes are incredibly high</u>. A strong and successful CEO can create enormous value over the medium- and long-term. <u>Unfortunately, the present CEO's nearly four years at Digimarc have been, by any measure, a failure.</u>

Mr. McCormack is a smart and experienced investor. However, his tenure at the Company has continued a long-standing tradition of hedge fund managers performing poorly as CEOs. **It is time for the Board to end the experiment of an investor CEO who has neither the relevant skill set nor evidence of success**. Instead, the Board has an opportunity to hire a CEO with the proven experience and talents to convert the promise of Digimarc's technology into sustained revenue growth, meaningful profits, and value creation for its shareholders.

Given the Company's poor revenue growth, declining cash balance, and depressed stock price, there is little or no margin for error. Digimarc has already slashed investment spending and, if the Company has any additional setbacks, the Board risks even greater loss of shareholder value, including punitive dilution by raising capital at an excruciatingly low valuation. The market has spoken unequivocally on the present CEO's failures, and it is of the utmost importance that Digimarc hires the best possible CEO. The Board is responsible for ensuring this is the case, and it is imperative that hard decisions are made **now** to maximize value for the Company's shareholders before incurring additional risk. Acting quickly is especially valuable in order to attract a strong candidate before risking any further deterioration of results.

For all of these reasons, I urge the Board to take the following steps in order to maximize shareholder value:

1. **Conduct a search process** to find the best possible CEO for Digimarc
2. **Add an external shareholder director** to the Board who meets the following criteria: i) is one of the Company's largest shareholders, ii) does not have a long-time personal relationship with the CEO (based on public filings, it appears the two people who fit this criteria are Vinny Smith[1] and me)
3. **Form a Search Committee** to oversee this process, which includes the newly appointed external shareholder director (and does not include the Company's current CEO)
4. If Mr. McCormack were to remain a director of the Company, it would be crucial that he is not the chair

Conducting a CEO search would provide several significant benefits to Digimarc, its Board, and shareholders:

---

[1] I have never spoken to Vinny Smith and do not know if he would be interested in serving as a director. This is simply a statement that I am aware of only two candidates who fit the aforementioned criteria.

- Some have questioned whether Digimarc could attract a highly qualified candidate in its present condition; <u>there is only one way to find out</u> (given the potential for DMRC's stock price to appreciate to many multiples of its current value, I believe a strong candidate would embrace the opportunity to create value for him/herself and the Company's shareholders)
- If Digimarc hires an independent CEO, he/she will be incentivized to work for all shareholders, which would <u>largely eliminate the conflicts of interest</u> inherent in any take-private transaction led by the Company's present CEO (as discussed on the most recent earnings call)
- There are many "upside" reasons to hire a new CEO with a proven track record of bringing new products to market and closing revenue-generating contracts with large customers; the strong revenue growth that has eluded the Company for years would drive <u>a transformative increase in Digimarc's stock price</u>
- Given the Company's declining cash balance and history of failing to execute on its goals for both revenue growth and margin improvement, it is the Board's responsibility to safeguard Digimarc, its employees, and its shareholders by <u>finding the best possible CEO before incurring any further risk of potential "downside" scenarios</u>

In aggregate, Digimarc's independent directors own approximately 0.5% of Digimarc's shares outstanding. However, they have a fiduciary duty to represent the best interests of all of the Company's shareholders. I look forward to a constructive dialogue and your prompt action to commence a CEO search.

Sincerely,

Dris Upitis